CAPVIEW RESIDENTIAL INCOME – FUND VII, LP

6119A Greenville Avenue, Suite 434

Dallas, Texas 75206

August 3, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-4561

Re:	Capview Residential Income – Fund VII, LP Offering Statement on Form 1-A Filed on July 14, 2021 File No. 024-11443

Ladies and Gentlemen:

We respectfully request that the above referenced Offering Statement on Form 1-A for Capview Residential Income – Fund VII, LP, a Delaware limited partnership, be declared qualified by the Securities and Exchange Commission at 10:00 am Central Daylight Time on August 5, 2021, or as soon thereafter as practicable.

Sincerely,

	By:	/s/ John Hammill
John Hammill
Chief Executive Officer of
cc: Julie Smith		Capview Residential Income – Fund VII, LP